

July 17, 2012

Via E-mail
Richard D. Fairbank
Chairman of the Board, Chief Executive Officer
and President
Capital One Financial Corporation
1680 Capital One Drive
McLean, VA 22102

> **Re:** **Capital One Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Form 8-K/A filed March 15, 2012**
> **Form 8-K/A filed April 27, 2012**
> **File No. 001-13300**

Dear Mr. Fairbank:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief